                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 2)

                           VIISAGE TECHNOLOGY, INC.
                           ------------------------
                               (Name of Issuer)

                                 Common Stock
                                 ------------
                        (Title of Class of Securities)

                                  92675K 10 6
                                  -----------
                                (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [ ] Rule 13d-1(b)

  [ ] Rule 13d-1(c)

  [X] Rule 13d-1(d)

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                               Page 1 of 3 Pages
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CUSIP NO.  92675K 10 6


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of Above Persons (entities only)

    Lau Acquisition Corp.

2.  Check the Appropriate Box if a Members of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only


4.  Citizenship or Place of Organization

    Massachusetts

5.  Sole Voting Power    6,499,707*

6.  Shared Voting Power

7.  Sole Dispositive Power   6,499,707*

8.  Shared Dispositive Power

9.  Aggregate Amount Beneficially Owned By Each Reporting Person

    6,499,707*

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)

    69%*

12. Type of Reporting Person (See Instruction)


    CO



*includes securities underlying an option and a convertible note calculated as of February 5, 1999


                               Page 2 of 3 Pages
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CUSIP NO. 92675K 10 6

Item 1(a):  Viisage Technology, Inc.

Item 1(b):  30 Porter Road, Littleton, Massachusetts 01460

Item 2(a):  Lau Acquisition Corp.

Item 2(b):  30 Porter Road, Littleton, Massachusetts 01460

Item 2(c):  Massachusetts

Item 2(d):  Common Stock

Item 2(e):  92675K 10 6

Item 3.     N/A

Item 4(a):  6,499,707*

Item 4(b):  69%*

Item 4(c)(i)  6,499,707*
        (ii)   --
       (iii)  6,499,707*
        (iv)   --

Item 5.   N/A

Item 6.   N/A

Item 7.   N/A

Item 8.   N/A

Item 9.   N/A

Item 10.  N/A

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  February  11, 1999

                                  /s/ Paul Principato,
                                  -------------------
                                  Paul Principato,
                                  Chief Financial Officer
                                  Lau Acquisition Corp.



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